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Filed by iVillage Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed to be filed pursuant to Rule 14a-12
of the Securities Act of 1934
Subject: iVillage Inc.
Commission File No.  000-25469


TO:  All iVillage Employees
FR:  Doug
RE:  iVillage Grows

Today marks an exciting new chapter in the history of iVillage as we are announcing our acquisition of Women.com. In addition, The Hearst Corporation, one of the nation's largest diversified communications companies, will make an overall $40 million commitment to iVillage.com, an affirmation in the viability of our business and the women's space online.

By acquiring our closest competitor, we create the world's largest and most comprehensive destination for women on the Web. Our reach expands, our traffic increases enormously, and expect to be ranked in the top 20 digital media/Web properties. We also will now offer sponsors one-stop shopping and deeper access to one of the most highly targeted and desirable demographics on the Web. Attached is the press release, which goes into further details.

This great day for iVillage would not be possible without the contributions that each of you have made. This new commitment is an acknowledgement of the belief in the iVillage team. I thank you all for your hard work and achievements all of which makes this possible.

I'd like to remind everyone that we'll be gathering at 12:00 tomorrow, Tuesday, February 6th, at 500 7th Avenue on the 12th floor to discuss this announcement, as well as our Fourth Quarter Financial Results, with you further. Lunch will be served. I look forward to meeting with you all this afternoon. If you have any questions before then, please contact Carl Fischer in Corporate Communications at extension 6502.

Safe Harbor Statement under the Private Securities Litigation Reform Act of
1995:

iVillage Inc. has included in this letter certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 concerning iVillage's business, operations and financial condition. The words or phrases "can be", "expects", "may affect", "may depend", "believes", "estimate", "project" and similar words and phrases are intended to identify such forward-looking statements. Such forward-looking statements are subject to various known and unknown risks and uncertainties and iVillage cautions you that any forward-looking information provided by or on behalf of iVillage is not a guarantee of future performance. Actual results could differ materially from those anticipated in such forward-looking statements due to a number of factors, some of which are beyond iVillage's control, in addition to those discussed in iVillage's other press releases, public filings and statements by iVillage's management, including (i) the volatile and competitive nature of the Internet industry, (ii) changes in domestic and foreign economic and market conditions,
(iii) the effect of federal, state and foreign regulation on iVillage's business, (iv) the impact of recent and future acquisitions and joint ventures on iVillage's business and financial condition, (v) iVillage's ability to establish and maintain relationships with advertisers, sponsors, and other third

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party providers and partners, and (vi) iVillage's ability to successfully consummate, integrate and manage its proposed acquisition of Women.com Networks, Inc. All such forward-looking statements are current only as of the date on which such statements were made. iVillage does not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances after the date on which any such statement is made or to reflect the occurrence of unanticipated events.

In connection with their proposed merger, iVillage and Women.com will file a Registration Statement with the Securities and Exchange Commission, and a Joint Proxy Statement/Prospectus will be included in that Registration Statement. Other materials relating to the merger also will be filed with the Securities and Exchange Commission. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Materials filed with the SEC will be available electronically, without charge, at an Internet site maintained by the SEC. The address of that site is http://www.sec.gov. In addition, the Joint Proxy Statement/Prospectus filed with the SEC by iVillage will be mailed to iVillage's stockholders and may be obtained without charge upon request to iVillage, attention Carl Fischer, Vice President, Corporate Communications, 212.600.6502.